FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending January 2011

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

Due to an administrative error the details of changes in the directors' interests in the Ordinary shares and American Depository Shares (ADSs) of GlaxoSmithKline plc, were incorrectly stated in the announcement made on 5 January 2011. The correct details are set out below:

On 31 December 2010, the Company's Non-Executive Directors were provisionally allocated the following awards over Ordinary shares and American Depository Shares (ADSs) in the Company through the annual reinvestment of dividends paid throughout 2010:

GlaxoSmithKline Non-Executive Directors Automatic Share Award and Elected Share Award - Annual Dividend Reinvestment

Non-Executive Director	No. of Ordinary Shares	Average Price (£)	No. of ADSs	Average Price ($)
Sir Christopher Gent	2,708.77	12.55
Prof Sir Roy Anderson	304.57	12.55
Dr Stephanie Burns			272.27	39.18
Mr Lawrence Culp			975.65	39.18
Sir Crispin Davis	2,206.00	12.55
Sir Deryck Maughan			866.69	39.18
Mr James Murdoch	131. 50	12.55
Dr Daniel Podolsky			435.93	39.18
Mr Tom de Swaan	471.19	12.55
Sir Robert Wilson	622.79	12.55

The Company and the Non-Executive Directors were informed of these allocations on 27 January 2011.

This notification relates to transactions notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary
27 January 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: January 27 2011

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc